Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and 333-184147-01.

RBS Exchange Traded Notes

BUILDING TOMORROW™

RBS US Large Cap Trendpilot™ ETN (TRND)



The RBS US Large Cap Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

RBS US Large Cap Trendpilot™ ETNs track the RBS US Large Cap Trendpilot™ Index (USD) which provides:

Trend-following exposure using an objective and transparent methodology to either the S&P 500® Total Return Index or the Cash Rate;

Large Cap Exposure in positive trending markets by tracking the S&P 500® Total Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and

Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology


A positive trend is established:
The Index will track the Benchmark Index
If the closing level of the Benchmark Index is at or above its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the closing level of the Benchmark Index is below its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Benchmark Index
Hypothetical 200-Index business day simple moving average
Hypothetical Benchmark Index Level
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Benchmark Index or the Index, and is not an indication of how either Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Benchmark Index will be the same as the trend of the Benchmark Index on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.

[1] Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index) over the prior 12 months ending 3/31/2013 divided by the closing level of the price return version of the Benchmark Index as of 3/31/2013.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	TRND
Intraday Indicative Value Ticker	TRND.IV
CUSIP	78009L308
ISIN	US78009L3087
Primary Exchange	NYSE Arca
Maturity	12/7/2040
Benchmark Index Dividend Yield[1]	2.10%
Index	RBS US Large Cap Trendpilot™ Index (USD) (Bloomberg symbol: "TPLCUT <Index>"), which tracks the Benchmark Index or the Cash Rate depending on the relative performance of the Benchmark Index on a simple historical moving average basis.
Benchmark Index	S&P 500® Total Return Index (Bloomberg page: "SPTR Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Benchmark Index: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 11/29/2040, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 12/5/2040.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/trnd*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more

Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS

Historical Performance (%) – as of 3/31/2013

	QUARTER-TO-DATE (%)	YEAR-TO-DATE (%)	ANNUALIZED 1-YEAR (%)	ANNUALIZED 3-YEAR (%)	ANNUALIZED 5-YEAR (%)	ANNUALIZED SINCE RBS ETN INCEPTION (12/6/10) (%)
RBS US Large Cap Trendpilot™ ETN Daily Redemption Value[1]	10.34	10.34	12.83	–	–	8.98
RBS US Large Cap Trendpilot™ Index	10.61	10.61	13.96	–	–	9.98
S&P 500® Total Return Index (Benchmark Index)	10.61	10.61	13.96	12.67	5.81	13.83
S&P 500® Index (Price Only)	10.03	10.03	11.41	10.30	3.48	11.39
Cash rate on 3/31/13 was 0.08%	–	–	–	–	–	–

Source: Bloomberg. The table above presents the actual performance of the Index, the RBS ETNs, the S&P 500® Total Return Index (the Benchmark Index), and the S&P 500® Index (Price Only) over the specified periods. It is not possible to invest directly in an index. **For information regarding the performance of the Trendpilot Index, see pages PS-12 to PS-15 of the pricing supplement of the RBS ETNs filed with the U.S. Securites and Exchange Commisson (SEC).** Past performance does not guarantee future results.

(1)Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

S&P 500® Index Performance – as of 3/31/2013



3,000
2,500
2,000
1,500
1,000
500
0
— S&P 500® Total Return Index
— S&P 500® Total Return Index 200-Index business day simple moving average
— S&P 500® Index (Price Only)
May 91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08
09
10
11
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13

The graph to the left is the historical performance of the S&P 500® Total Return Index, S&P 500® Index (Price Only) and the S&P 500® Total Return Index 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot Index performance.

S&P 500® Index 1-Year Annual Return Comparison (%)[1]

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
S&P 500® Total Return Index	–	7.62	10.08	1.32	37.58	22.96	33.36	28.58	21.04	-9.10	-11.89	-22.10
S&P 500® Index (Price Only)	–	4.46	7.06	-1.54	34.11	20.26	31.01	26.67	19.53	-10.14	-13.04	-23.37
Cash Rate (Year-End)	3.91	3.24	3.06	5.57	4.91	5.08	5.43	4.52	5.30	5.70	1.71	1.19
	2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013 Q1**	
S&P 500® Total Return Index	28.68	10.88	4.91	15.79	5.49	-37.00	26.46	15.06	2.11	16.00	10.61	
S&P 500® Index (Price Only)	26.38	8.99	3.00	13.62	3.53	-38.49	23.45	12.78	0.00	13.41	10.03	
Cash Rate (Year-End)	0.89	2.23	3.91	4.88	3.31	0.05	0.11	0.18	0.03	0.09	0.08	

(1)The table above does not reflect any Trendpilot™ Index performance. The Trendpilot™ Index performance is not the same as the S&P 500® Index performance. The Trendpilot™ Index may underperform the S&P 500® Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. **The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing. IMPORTANT INFORMATION:** The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS US Large Cap Trendpilot™ Index (USD), is the property of The Royal Bank of Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the Index. The S&P 500® Index is the exclusive property of S&P Dow Jones Indices and have been licensed for use by RBSSI and its affiliates in connection with the RBS US Large Cap Trendpilot™ Index (USD). S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. "Standard & Poor's®", "S&P®" and "S&P 500®" are registered trademarks of SPFS and together with the "Calculated by S&P Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS US Large Cap Trendpilot™ ETNs, are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

CALCULATED BY S&P DOW JONES INDICES Custom

TRND LISTED NYSE ARCA.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated April 16, 2013